Exhibit (a)(16)

CVS CAREMARK SUCCESSFULLY COMPLETES TENDER OFFER
FOR LONGS SHARES

EXPECTS TO EFFECT MERGER ON OCTOBER 30, 2008

Woonsocket, RI, October 29, 2008 – CVS Caremark Corporation (NYSE: CVS) announced that it successfully completed the subsequent offering period of its tender offer for all of the outstanding common stock of Longs Drug Stores Corporation (NYSE: LDG).  The subsequent offering period for the tender offer expired at 6:00 p.m., New York City time, on Tuesday, October 28, 2008. A total of approximately 28,317,338 shares of Longs were tendered in the initial and subsequent offering periods of the offer, representing approximately 78.07% of the outstanding shares.  All tendered shares have been accepted for payment by CVS Caremark.

CVS Caremark expects to effect, without a vote or meeting of Longs’ stockholders, a short-form merger on or about October 30, 2008 to complete the Longs acquisition.  Following the merger, Longs will be an indirect wholly owned subsidiary of CVS Caremark.  In the merger, each of the remaining outstanding shares (other than any shares owned by CVS Caremark or its subsidiaries) will be converted into the right to receive the same $71.50 in cash per share, without interest, that was paid in the tender offer.  Following the merger, Longs’ common stock will cease to be traded on the New York Stock Exchange.

About CVS Caremark

CVS Caremark is the largest provider of prescriptions in the nation. The Company fills or manages more than 1 billion prescriptions annually. Through its unmatched breadth of service offerings, CVS Caremark is transforming the delivery of health care services in the U.S. The Company is uniquely positioned to effectively manage costs and improve health care outcomes through its more than 6,300 CVS/pharmacy stores; its Caremark Pharmacy Services division (pharmacy benefit management, mail order and specialty pharmacy); its retail-based health clinic subsidiary, MinuteClinic; and its online pharmacy, CVS.com. General information about CVS Caremark is available through the Investor Relations section of the Company’s Web site, at http://cvscaremark.com/investors, as well as through the press room section of the Company's Web site, at http://cvscaremark.com/newsroom.

Forward-looking statements

This announcement contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’,

‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this announcement, among others:  (1) macroeconomic conditions and general industry conditions such as the competitive environment for retail pharmacy and pharmacy benefit management companies; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the transaction may not be satisfied; and (6) other risks to consummation of the transaction.

Contacts:

Investors:
Nancy Christal, Senior Vice President, Investor Relations
(914) 722-4704

Media:
Eileen Howard Dunn, Senior Vice President, Corporate Communications & Community Relations
(401) 770-4561

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